Exhibit 3.2(b)

                               AMENDMENT TO BYLAWS
                                       OF
                           RURAL CELLULAR CORPORATION


     By vote of the shareholders at a meeting held May 21, 1998, the Bylaws of Rural Cellular Corporation were amended by revising Section 3.02 of Article III to read as follows:

     Section 3.02.     Number and Terms of Directors.

     The aggregate number of directors as of the date this amendment to the Bylaws is adopted shall be six, two in each class. Thereafter, the number of directors in each class shall be the number last elected by the shareholders, provided that the aggregate number of directors in the three classes shall not be less than three nor more than nine. The number of directors in any class may be increased by the Board of Directors from the number of directors last elected by the shareholders and the resulting vacancy may be filled pursuant to Section 3.15 hereof; provided, however, that the Board of Directors may not increase the aggregate number of directors in the three classes to more than nine, and, further provided, that the persons appointed by the Board to fill any such resulting vacancy shall hold office until a qualified successor is elected by the shareholders at the next meeting of the shareholders at which directors are elected. Vacancies occurring on the Board of Directors resulting from the death, resignation, removal or disqualification of a director or as a result of the expiration of a director's term need not be filled by the Board or shareholders, provided that the Board continues to have at least the minimum number of members required by the Articles of Incorporation.

     Notwithstanding the foregoing, whenever the holders of any one or more classes of capital stock (other than common stock) issued by the corporation shall have the right, voting separately by class or series, to elect directors at a regular or special meeting of shareholders, pursuant to the applicable terms of the certificate of designation or other instrument creating such class or series of stock as provided in the last paragraph of Section 3.01 of the Articles of Incorporation, any directors so elected shall be in addition to the aggregate number of directors determined in the manner set forth in the preceding paragraph and shall increase the maximum number of directors permitted pursuant to the provisions of the preceding paragraph. Any directors so elected shall not be divided into classes as provided in the following paragraph unless expressly provided by the applicable terms of the certificate of designation or other such instrument.

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     The directors shall be divided into three (3) classes,  designated Class I,
     Class II, and Class III, and each class shall be as nearly equal in number as possible. Each class shall be elected to three-year terms, with one class to be elected each year. At each regular meeting of the shareholders, directors shall be elected for a full term of three years to succeed those whose terms expire. When the number of directors is changed, any increase or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class. In no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the regular meeting for the year in which the director's term expires and until a successor shall be elected and qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.
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